SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549



                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 11)



                      Alterman Investment Fund, Inc.
                             (Name of Issuer)



                       Common Stock, $2.50 Par Value
                      (Title and class of securities)



                                021447 10 7
                              (CUSIP Number)




Check the following box if a fee is being paid with this statement:






(1)  Names of Reporting Persons
     S.S. or I.R.S. Identification Nos.
     of Above Persons
                              Sam P. Alterman


(2)  Check the Appropriate Box if a Member of a Group

     (a)

     (b)


(3)  SEC Use Only



(4)  Citizenship or Place of Organization

                               United States


Number of Shares              (5)  Sole Voting Power              17,792
Beneficially Owned
by Each Reporting             (6)  Shared Voting Power           111,292*
Person With
                              (7)  Sole Dispositive Power         17,792

                              (8)  Shared Dispositive Power      111,292*


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                              129,084 shares*


(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares



(11) Percent of Class Represented by Amount in Row 9

                                   16.4%


(12) Type of Reporting Person

                                    IN

        * Includes 1890 shares held by his wife. Mr. Alterman disclaims beneficial ownership of these shares. Includes 40,000 shares held by Sam P. Alterman Family Foundation, Inc., a non-profit corporation of which Sam P. Alterman and his wife are two of five trustees. Includes 69,402 shares held by Alterman Real Estate, Ltd., a Georgia limited partnership, of which Sam P. Alterman and his son are the sole general partners and his wife is the sole limited partner.

Item 1(a)      Name of Issuer:

                    Alterman Investment Fund, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    1218 West Paces Ferry Road, Suite 104
                    Atlanta, GA  30327

Item 2(a).     Name of Person Filing:

                    See Item (1) of cover pages

Item 2(b).     Address of Principal Business Office, or if none, residence:

                    1218 West Paces Ferry Road, Suite 104
                    Atlanta, GA  30327

Item 2(c).     Citizenship:

                    See Item (4) of cover pages

Item 2(d).     Title of Class of Securities:

                    Common Stock, $2.50 par value

Item 2(e).     CUSIP Number:

                    021447 10 7

Item 3.        Nature of person filing:

                    Not applicable

Item 4.        Ownership:

               (a)  Amount Beneficially Owned:

                    See Item (9) of cover pages

               (b)  Percent of Class:

                    See Item (11) of cover pages

               (c)  Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:

                         See Item (5) of cover pages

                    (ii) Shared power to vote or to direct the vote:

                         See item (6) of cover pages

                    (iii)sole power to dispose or to direct the disposition
                         of:

                         See Item (7) of cover pages

                    (iv) shared power to dispose or to direct the
                         disposition of:

                         See Item (8) of cover pages

Item 5.   Ownership of Five Percent or Less of Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

               Not applicable

Item 8.   Identification and Classification of Members of the Group:

               Not applicable

Item 9.   Notice of Dissolution of Group:

               Not applicable

Item 10.  Certification:

               Not applicable

Signatures:

     After reasonable inquiry, the undersigned hereby certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

Sam P. Alterman
_______________                                 February 9, 1996
Sam P. Alterman                                       Date